UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-163635

(Check One):     ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form 10-D

☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2011

☐     Transition Report on Form 10-K

☐     Transition Report on Form 20-F

☐     Transition Report on Form 11-K

☐     Transition Report on Form 10-Q

☐     Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________________________________________________________________________

PART I -REGISTRANT INFORMATION

Northport Network Systems, Inc.

Full Name of Registrant

601 Union Street, Suite 4200

Address of Principal Executive Office (Street and number)

Seattle, Wa, 98101

City, State and Zip Code

PART II-RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	<	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	<	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	<	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to events unforeseen by the Company, it is unable to complete its Quarterly Report on Form 10-Q for the period ended September 30, 2011 without an unreasonable effort and expense.

PART IV-OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

(Name)	(Area Code)	(Telephone Number)
Ms. Yan Zhao	206	508-3689

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues for the nine months ended September 30, 2011 are expected to be $1,118,873 compared with $887,986 for the comparable period in 2010. Cost of revenue for the nine months ended September 30, 2011 is expected to be $1,399,333 compared with $521,172 for the comparable period in 2010. All of the revenues and cost of revenue for the current period are due to the oil spill clean-up project in Dalian. All of the revenues and cost of revenue for comparable period in 2010 are related to operations other than the oil spill clean-up project in Dalian.

Northport Network Systems, Inc.

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 31, 2011	Northport Network Systems, Inc.

By: Ms. Yan Zhao
Name: Ms. Yan Zhao
Title: President